Kathleen L. Werner
Partner

TEL +1 212 878 8526
FAX +1 212 878 8375
kathleen.werner@cliffordchance.com

January 16, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Stacie Gorman

Jennifer Gowetski

Mail Stop 3010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                             Corporate Property Associates 18 — Global Incorporated
Pre-Effective Amendment No. 1 to the Registration Statement on Form S-11
Filed on January 16, 2013
File No. 333-185111

Dear Ms. Gorman and Ms. Gowetski:

On behalf of our client, Corporate Property Associates 18 — Global Incorporated, a Maryland corporation (the “Company”), we transmit for filing the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form S-11 (the “Registration Statement”).  Pre-Effective Amendment No. 1 to the Registration Statement includes changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated December 13, 2012, with respect to the Registration Statement filed by the Company on November 21, 2012.

Set forth below are the Company’s responses to the Staff’s December 13, 2012 comments.  The responses are set out in the order in which the comments were set out in the Staff’s letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 1 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to the Registration Statement.  All page references in the responses below are to the pages of the blacklined version of Pre-Effective Amendment No. 1 to the Registration Statement.

General

1.                                      We note your response to comment 5 of our letter dated October 11, 2012, and your reliance on the relief granted in prior no-action letters.  We note that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Market Regulation in prior no-action letters.

The Company notes the Staff’s comment.

Cover

2.                                      We note your statement on page 11 that you are under no obligation to conclude a liquidity event within a set time.  Please revise your cover page and summary risk factors to clarify that there is no requirement for you to ever provide liquidity.

The disclosure has been revised in response to the Staff’s comment on the cover page and pages 18 and 54.

Prospectus Summary, page 15

Compensation, page 22

3.                                      In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor and break out the amounts paid pursuant to reimbursement provisions.

The Company acknowledges the Staff’s comment and advises the Staff that, in future filings that require Item 404 of Regulation S-K disclosure, the Company will disclose the amount of fees paid to the advisor and break out the amounts paid pursuant to reimbursement provisions.

4.                                      We note your response to comment 9 of our letter dated October 11, 2012.  We reissue our comment in part.  Please revise the table to provide the estimated maximum amount to be paid for each category.  Please note that, disclosure regarding the maximum payable should take into account your ability to leverage your investments up to 75%.  This disclosure should be presented in the table, not in the footnotes.  Further, please separately disclose the maximum amounts that will be paid by each class of shareholders, based on your current expectations on the amount you will sell of each class.  Please make similar revisions to the table starting on page 61.

The disclosure has been revised in response to the Staff’s comment beginning on pages 24 and 63.

5.                                      Please revise the first column to disclose the type of fee, such as asset management fee or incentive fee.  Please make similar revisions to the table starting on page 61.

The disclosure has been revised in response to the Staff’s comment beginning on pages 24 and 63.

6.                                     It appears that the organizational and offering costs listed will exceed 4% of the minimum proceeds.  To the extent your organization costs exceed 4% of the minimum, please clarify who will be responsible for those additional costs and whether such party is obligated by contract to pay such costs.

The disclosure has been revised in response to the Staff’s comment on pages 24 and 63 to state that the advisor is contractually obligated to pay organization and offering costs, excluding selling commissions and dealer manager fees, that exceed the maximum expense cap, which ranges from 1.5 — 4.0% of gross offering proceeds.

7.                                      Please tell us and disclose in your amended prospectus the amount of organization and offering expenses incurred by your advisor through your next filing date or a date reasonably close thereto.

In response to the Staff’s comment, the Company supplementally advises the Staff that, through December 14, 2012, the advisor has incurred organization and offering costs of approximately $1.1 million.  In addition, the disclosure has been added in response to the Staff’s comment on page 33.

8.                                      We note your response to comment 11 of our letter dated October 11, 2012.  Please clearly state, if true, that distributions made based on the “special general partner profits interest” will be in addition to the other fees, including the incentive fees payable to the advisor and clearly state that these amounts will not be subordinate to the shareholders receiving a 6% preferred return.  We also note, in your response that you state that “there are no additional incentive fees payable to the advisor upon a listing or liquidity transaction.”  However, it appears that the advisor will receive a distribution upon listing or liquidation, based on your disclosure on page 31.  Please advise.

The special general partner interest entitles the special general partner to: (i) an interest in available cash (see pages 29 and 69), which is not subject to a preferred return; (ii) a distribution upon a listing, which is subject to a stockholder return of 100% of invested capital plus a 6% return (see pages 32 and 73); and (iii) a distribution in respect of a liquidation event other than a listing, which is subject to a stockholder return of 100% of invested capital plus 6% (see pages 32 and 73).  The advisor is entitled to disposition fees on sales of assets, but not to any separate incentive fees in respect of a listing or other liquidation.

9.                                      We note your response to comment 13 of our letter dated October 11, 2012.  It is not clear from your response how you calculated the amount of the asset management fee.  Please provide a detailed response to clarify how you calculated the asset management fee.  Additionally, please clarify how you calculated the Initial Acquisition Fee, the Subordinated Acquisition Fee, and the Annual Distribution and Shareholder Servicing Fee.  Please present this information to us (i) assuming no leverage and (ii) assuming 75% leverage.

In response to the Staff’s comment, set forth below are detailed calculations of the estimated asset management fee, initial acquisition fee, subordinated acquisition fee, and annual distribution and shareholder servicing fee.  Please note it is necessary to make certain assumptions in order to provide the estimated fees.  In particular, the Company has assumed that:

•                  the Company sells the maximum number of shares in the primary offering for gross proceeds of $1 billion (consisting of $800 million in Class A Shares and $200 million in Class C Shares);

•                  the Company invests the net proceeds in net leased assets, which is generally what it expects to do for the foreseeable future;

•                  based on past experience with other CPA Programs and similar investments, expenses are as set forth in the tables under “Estimated Use of Proceeds.”

Asset Management Fee

Asset management fee is 0.50% of the average market value of investments

1.  No leverage:

Total Proceeds to be Invested (pages 61 and 62)  x   0.50%

[692,363,361 + 185,278,340  =  877,641,702]        x   0.50% =   $4.4 million

2.  75% leverage:

[Public Offering Proceeds Available for Investment (pages 61 and 62) + leverage] less expenses

[714,218,832 + 191,054,708 = 905,273,540] x	1	= $3.6 billion
(1 - .75)

$3.6 billion  —  expenses   =   $3.5 billion

$3.5 billion x   0.50% =   $17.6 million

Initial Acquisition Fee

Initial acquisition fee is 2.50% of the aggregate total cost of an investment

1.  No leverage:

Public Offering Proceeds Available for Investment (pages 61 and 62)  x   2.50%

[714,218,832  +  191,054,708 = 905,273,540]   x   2.50%=   $22.6 million

2.  75% leverage:

[Public Offering Proceeds Available for Investment (pages 61 and 62) + leverage] less expenses

[714,218,832 + 191,054,708 = 905,273,540] x	1	= $3.6 billion
(1 - .75)

$3.6 billion x   2.50% =   $90.5 million

Subordinated Acquisition Fee

Subordinated acquisition fee is 2.00% of the aggregate total cost of an investment

1.  No leverage:

Public Offering Proceeds Available for Investment (pages 61 and 62)  x   2.00%

[714,218,832  +  191,054,708 = 905,273,540]     x   2.00%=   $18.1 million

2.  75% leverage:

[Public Offering Proceeds Available for Investment (pages 61 and 62) + leverage] less expenses

[714,218,832 + 191,054,708 = 905,273,540] x	1	= $3.6 billion
(1 - .75)

$3.6 billion x   2.00% =   $72.4 million

Distribution and Shareholder Servicing Fee

Distribution and shareholder servicing fee is 1.0% of the purchase price of the Class C Shares sold in the Company’s offering.  The Company will cease paying the distribution and shareholder servicing fee on the Class C shares when the total underwriting compensation received by the Company’s dealer manager equals 10% of the gross offering proceeds.

1.  Estimated Maximum Amount:

[Maximum Amount of Underwriting Compensation Payable to the Dealer Manager] less [estimated amounts of underwriting compensation other than the distribution and shareholder servicing fee, which are based on the Company’s fee structure and the Dealer Manager’s experience with other CPA Programs]

[$1 billion x  10%  =  $100,000,000]  less $88,000,000 =   $12 million

2.  Estimated Maximum Amount (on an annual basis):

Gross Proceeds of Class C Shares   x   1.0%

$200,000,000   x   1.0%   =   $2 million

Prior Programs, page 79

Information about Completed and Currently Operating CPA® Programs and CWI from January 1, 2002 through December 31, 2011, page 87

Distribution Coverage, page 87

10.                               We note your response to prior comment 15.  Please tell us why certain of the amounts presented do not agree to the respective companies’ publicly available periodic filings.  Specifically, Net cash provided by operating activities for fiscal years 2010 and 2009 for each of CPA®:17 — Global, CPA®:16 — Global, and CPA®:15 differ herein from such publicly available filings.  Please advise or revise.

The amounts have been corrected to agree to the prior filings on page 89.

Management, page 97

11.                               We note your response to comment 18 of our letter dated October 11, 2012.  In response to our comment, you removed the disclosure regarding “Additional Management of W.P. Carey and Its Affiliates.”  Please tell us why you believe these individuals should not be considered significant employees under Item 401(c) of Regulation S-K.  Further, we note that you removed the disclosure regarding Mr. Kader; however, he continues to sign your document as your Chief Accounting Officer.  Please provide the disclosure required by Item 401 of Regulation S-K regarding Mr. Kader.

The disclosure regarding Mr. Kader has been restored on page 105.  While each of the other individuals is a valued employee of the Company’s sponsor, W. P. Carey (and not the Company), the Company does not believe that they are significant employees as defined in Item 401(c) of Regulation S-K.  Ms. Hyde’s position in investor relations is ancillary to the Company’s core real estate business and is not in the nature of a production manager, sales manager or research scientist.  Messrs. Fox and Sabatini’s primary function is to source potential investment transactions for consideration by executive management and the investment committee.  In response to the Staff’s comment, the biographical information for John Miller, the Company’s Chief Investment Officer, has been added on page 105.  Mr. Miller is in charge of overseeing the Company’s investment functions.

Investment Objectives, Procedures, and Policies, page 117

12.                               We note your response to comment 20 of our letter dated October 11, 2012.  Based on your current expectations and estimates, please revise your disclosure to clarify you could invest in any of the asset classes, including all at the riskier end of the spectrum and revise the risk factors accordingly.

The disclosure has been revised in response to the Staff’s comment on pages 36 and 120.

Annex A — Prior Performance Tables

13.                               We note your response to comment 25 of our letter dated October 11, 2012.  We reissue our comment.  Even though you are conducting a follow-on offering for CPA 17, the initial offering closed.  In light of this, information should be presented related to the offering that closed.  Further, please revise to provide disclosure with respect to the programs on an individual basis rather than on an aggregated basis, and please ensure that you include all of the programs required by the tables.

The disclosure has been revised in response to the Staff’s comment in Annex A, beginning on page A-1.

Table IV, page A-6

14.                               Please ensure that you include all of the line items required by Guide 5.  For example only, we note that you have omitted the line item “Receivable on Net Purchase Money Financing.”

The disclosure has been revised in response to the Staff’s comment on page A-9.

Table V, page A-7

15.                               We note that certain column headings do not correspond to the headings required by Guide 5.  Please revise or advise.

The disclosure has been revised in response to the Staff’s comment on page A-10 and A-11.

Draft Tax Opinion

16.                               We note your references to representations and statements in the third paragraph.  Please revise to clarify that you are referring to representations and statements of officers and employees as to questions of fact or explain to us how this assumption is appropriate.

The opinion has been revised in response to the Staff’s comment to clarify that the references to representations and statements in the third paragraph are referring to representations and statements of officers and employees as to questions of fact.

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

Enclosures

cc:	Trevor P. Bond
Michael McTiernan, Assistant Director, United States Securities and Exchange Commission
Rochelle Plesset